EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 www.avino.com

November 9, 2021

Avino Reports Q3 2021 Financial Results

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American; FSE: GV6, "Avino" or "the Company") released today its consolidated financial results for the Company’s third quarter 2021. The Financial Statements and Management’s Discussion and Analysis (MD&A) can be viewed on the Company’s web site at www.avino.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

“We had a very busy third quarter. We finalized the work necessary to recommence operations at the mine, and the restart was announced on August 3rd,” said David Wolfin, President and CEO.  “I would like to extend my appreciation to the team in Mexico for their hard work and efforts that made it possible to accomplish the restart. In addition, in early July, we announced initial drill results from Phase 1 of the campaign and completed almost 5,000 metres in the quarter. Q3 production results were achieved after a period of closure, and we continue to increase production and reach levels established prior to closure. Also in the quarter, we made the final installment in our debt to Samsung, and we are now debt free. We had revenues of $1.9 million with only one month of sales, working capital of over $28 million and cash of over $22 million.  With the recent announcement of the acquisition of La Preciosa, we feel we are poised for growth with many more years of mining in our future.”

3rd Quarter 2021 Highlights

Strategic Acquisition of La Preciosa Silver Project from Coeur Mining Inc. (“Coeur”)

•

On October 27, 2021, and subsequent to the end of Q3 2021, the Company announced that it has entered into a definitive agreement (the “Agreement”) with Coeur to acquire the La Preciosa silver project, which is located adjacent to the Avino Mine in the state of Durango, Mexico, for upfront consideration of $29.7 million on closing and $5 million due within 12 months of closing. Further contingent consideration including cash, royalties and a mineral reserve discovery payment.

Mining Operations Resumed at Avino Mine

•

On August 3, 2021, the Company announced that mining operations have officially restarted at the Avino Mine. During the three months ended September 30, 2021, mining activities continued to ramp up and management expects to reach previous production levels during Q4 2021 or Q1 2022.

Term Facility Repaid on Schedule

•

As of September 30, 2021, the Company has fully repaid its $10 million term facility with Samsung C&T U.K. Limited (“Samsung”). The Company remains committed to selling Avino Mine concentrate to Samsung until December 31, 2024.

Exploration Continues

•

Approximately 5,000 metres were drilled during the quarter. Areas drilled include the existing Oxide Tailings Resource, which is contained within the tailings storage facility (“TSF #1). 200 holes are planned on this program, with over 150 having been completed to date. Additional areas for exploration include the main Avino vein below current mining activities and at the La Potosina vein. Turnaround times for assay results have been slow; however, results are expected to be released prior to the end of 2021.

Third Quarter 2021 Financial Highlights

•	Cash balance of $23.4 million
•	Working capital of $28.9 million
•	Completed term facility repayment to Samsung
•	Revenues of $1.9 million
•	Mine operating income of $0.8 million, $1.1 million net of depreciation & depletion
•	Cash costs per silver equivalent ounce sold - $6.75 per ounce
•	All-in sustaining cash cost per silver equivalent payable ounce of $25.60
•	Earnings before interest, taxes, depreciation, and amortization (“EBITDA”)[1] of $0.2 million

1

Financial Highlights

HIGHLIGHTS (Expressed in 000’s of US$)	Third Quarter 2021	Third Quarter 2020	Change	YTD 2021	YTD 2020	Change
Financial Operating Performance
Revenues	$1,881	$2,659	-29%	$1,910	$14,615	-87%
Mine operating income (loss)	$838	$(189)	543%	$(859)	$1,441	-160%
Net loss from continuing operations	$(214)	$(4,587)	95%	$(4,686)	$(5,930)	21%
Net loss including discontinued operations	$(214)	$(4,589)	95%	$(4,686)	$(6,097)	23%
Earnings (loss) before interest, taxes and amortization (“EBITDA”)[1]	$227	$(4,250)	105%	$(4,377)	$(4,675)	6%
Adjusted earnings (losses)[1]	$(728)	$(665)	-9%	$(2,448)	$1,684	-245%
Per Share Amounts
Loss per share from cont. operations – basic	$(0.00)	$(0.05)	100%	$(0.05)	$(0.07)	-29%
Loss per share – basic	$(0.00)	$(0.05)	100%	$(0.05)	$(0.08)	-38%
Cash Flow per share[1] – basic	$0.00	$(0.01)	100%	$(0.02)	$(0.00)	100%

HIGHLIGHTS (Expressed in 000’s of US$)	September 30, 2021	September 30, 2020	Change	September 30, 2021	December 31, 2020	Change
Liquidity & Working Capital
Cash	$22,341	$12,493	79%	$22,341	$11,713	91%
Working capital	$28,903	$16,859	71%	$28,903	$14,680	97%

______________

1. The Company reports non-IFRS measures which include cash cost per silver equivalent payable ounce, all-in sustaining cash cost per payable ounce, EBITDA, adjusted earnings, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information and detailed reconciliations.

Costs and Capital Expenditures:

Year to date 2021 capital expenditures company-wide were $2.1 million compared to year to date 2020 of $1.0 million. Expenditures relate to exploration drilling costs on the Avino property & the Oxide Tailings Resource, costs related to the construction of the dry-stack tailings storage facility, as well as the purchase of a scoop tram. We expect to see a continued increase into Q4 2021.

Operational Highlights and Overview

HIGHLIGHTS (Expressed in US$)	Third Quarter 2021	Third Quarter 2020	Change[1]	YTD 2021	YTD 2020	Change[1]
Operating
Tonnes Milled	58,258	-	100%	61,791	204,286	-70%
Silver Ounces Produced	77,935	-	100%	81,439	317,299	-74%
Gold Ounces Produced	1,183	-	100%	1,228	1,935	-37%
Copper Pounds Produced	685,535	-	100%	740,578	2,267,939	-67%
Silver Equivalent Ounces[1] Produced	285,464	-	100%	300,941	842,230	-64%
Concentrate Sales and Cash Costs
Silver Equivalent Payable Ounces Sold[2]	107,112	113,703	-6%	107,112	1,011,657	-89%
Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$6.75	$12.56	-46%	$6.75	$10.48	-36%
All-in Sustaining Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$25.60	$31.61	-19%	$51.85	$17.23	-201%

_______________

1. In Q3 2021, AgEq was calculated using metal prices of $24.36 oz Ag, $1,789 oz Au, and $4.25 lb Cu. In Q3 2020, AgEq was calculated using metals prices of $24.26 oz Ag, $1,909 oz Au and $2.96 lb Cu. No ounces were sold in first half of 2021; therefore, there was no calculation of cash costs and all-in sustaining cash costs per AgEq ounce for the 6 months ended June 30, 2021.

2. “Silver equivalent payable ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3. The Company reports non-IFRS measures which include cash cost per silver equivalent payable ounce, all-in sustaining cash cost per payable ounce, EBITDA, adjusted EBITDA, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information and detailed reconciliations.

2

Operations successfully recommenced and consolidation production of 285,464 silver equivalent ounces consisting of 77,935 ounces of silver, 1,183 ounces of gold, and 685,535 pounds of copper, was achieved during Q3 2021.

Underground mining operations are now hauling between 1,000 and 1,500 tpd to surface on a daily basis, with the mill operating at a similar capacity. The Company is working towards achieving pre-shutdown levels of mine and mill production. Current plant capacity remains at 2,500 tpd.

During Q3 2021 production came primarily from the Avino Mine. The Company is currently mining and milling from the Avino Mine only. As part of the ramp-up of operations 10,806 tonnes of Historic Above Ground stockpile material having been processed during Q3 2021. Production from this material totaled 15,784 silver equivalent ounces, consisting of 9,336 ounces of silver, 58 ounces of gold, and 12,584 pounds of copper, and there was no comparable production from Q2 2020.

Exploration Update – 2021 Drill Program

The Company’s 2021 exploration program is ongoing. In July 2021, the Company announced initial drill results from its exploration program. The full results were released on July 15, 2021 and can be found on our Company website as well as on our SEDAR and Edgar profiles under the company name.

During Q3, 2021, there was a total of 4,931 metres drilled and is as follows:

•	La Potosina – 601 metres
•	Oxide Tailings – 1,931 metres
•	Avino Vein – 2,399

To date, a total of 13,427 metres have been drilled as part of the fully funded 30,600 metre initial drill program. Assay results are pending due to long turn-around times at the laboratories and will be released once received and interpreted.

Strategic Acquisition – La Preciosa

The focus for the next quarter is to ramp up the production levels and operating activities at the mine and to keep moving forward with the exploration program.

As well, following the news release on October 27, 2021, announcing the acquisition of the La Preciosa project, work is underway to determine how best to integrate La Preciosa into Avino’s current operations given the proximity to the current processing facilities and infrastructure. The Company expects a large portion of the existing La Preciosa resource could be mined via an underground operation to potentially improve Avino’s production and organic growth profile.

The above-mentioned news release which details the rationale and terms of the acquisition can be found on Avino’s website as well as its SEDAR and Edgar profiles.

Non-IFRS Measures

The financial results in this news release include references to cash flow per share, cash cost per silver equivalent ounce, and all-in sustaining cash cost per silver equivalent ounce, EBITDA, and adjusted earnings/losses, all of which are non-IFRS measures. These measures are used by the Company to manage and evaluate operating performance of the Company’s mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS, and are disclosed in addition to the prescribed IFRS measures provided in the Company’s financial statements and MD&A.

Conference Call and Webcast

In addition, the Company will be holding a conference call and webcast on Wednesday, November 10th at 8:00 am PDT (11:00 am EDT). Shareholders, analysts, investors and media are invited to join the webcast and conference call by logging in here Avino Third Quarter 2021 Financial Results Conference Call and Webcast or by dialing the following numbers five to ten minutes prior to the start time:

Toll Free Canada & USA: 1-800-319-4610

Outside of Canada & USA: 1-604-638-5340

No passcode is necessary to participate in the conference call or webcast; participants will have the opportunity to ask questions during the Q&A portion.

The conference call and webcast will be recorded, and the replay will be available on the Company’s web site later that day.

3

Qualified Person

Peter Latta, P.Eng, MBA, Avino’s VP Technical Services, who is a qualified person within the context of National Instrument 43-101 and has reviewed and approved the technical data in this document.

About Avino

Avino is primarily a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver and gold production remains unhedged. The Company’s mission and strategy is to create shareholder value through organic growth at the historic Avino Property and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on Twitter at @Avino_ASM and on LinkedIn at Avino Silver & Gold Mines.

ON BEHALF OF THE BOARD

“David Wolfin”

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the updated mineral resource estimate for the Company’s Avino Property located near Durango in west-central Mexico (the “Property”) with an effective date of October 31, 2020, prepared for the Company, and La Preciosa’s updated October 27, 2021 resource estimate and references to Measured, Indicated, Inferred Resources referred to in this press release.  These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. No assurance can be given that the Company’s Property nor the La Preciosa Property have the amount of the mineral resources indicated in their reports or that such mineral resources may be economically extracted.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Other risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties Included in filings made from time to time with the U.S. Securities and Exchange Commission, and the Canadian securities regulators, including, without limitation, our most recent reports on Form 20-F and Form 6-K. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Non-GAAP Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including silver equivalent ounces (AgEq oz) of production. Non-GAAP measures do not have any standardized meaning prescribed under IFRS and, therefore, they may not be comparable to similar measures reported by other companies. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Readers should also refer to our management’s discussion and analysis available under our corporate profile at www.sedar.com or on our website at www.avino.com.

4